SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December 2020

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Telecom Argentina S.A.

Item

1.              English translation of a letter dated December 16, 2020 to the Argentine Securities & Exchange Commission (Comisión Nacional de Valores)

FREE TRANSLATION

Buenos Aires, December 16th, 2020

Comisión Nacional de Valores

Re.: Telecom Argentina S.A.

Relevant Matter

I am writing to you in my capacity as attorney in fact of Telecom Argentina S.A. (“Telecom Argentina” or “the Company”), located at Av. Alicia Moreau de Justo 50, City of Buenos Aires, for the purpose of informing that on Monday, December 14, 2020,  the Company agreed with China Development Bank Shenzhen Branch (“CDB”) a committed credit line for an amount up to RMB 700,000,000 (Renminbi seven hundred million) equivalent to up to US$100,000,000 approximately (US dollars one hundred million), expandable up to US$200,000,000, approximately (US dollars two hundred million), or RMB 1,400,000,000 (Renminbi one thousand four hundred million), to be structured in various tranches or lines (said line of credit, the “Financing”). The increase in the amount will be subject to the granting of an insurance by China Export & Credit insurance who is a state-funded and policy-oriented insurance company.

The proceeds from the loan will be used by the Company to finance its investment plan related to the acquisition by the Company of telecommunications equipment.

Finally, it is reported that the Company’s Board of Directors approved the Financing at its meeting held on December 11, 2020.

Sincerely,

Telecom Argentina S.A.

/s/ Andrea V. Cerdán
Attorney in Fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	December 16, 2020	By:	/s/ Fernando J. Balmaceda
			Name:	Fernando J. Balmaceda
			Title:	Responsible for Market Relations